EXHIBIT 99.1

Norsk Hydro: New Employee-Elected Members of Hydro's Board

OSLO, Norway, Oct. 18, 2007 (PRIME NEWSWIRE) -- Billy Fredagsvik (51) and Joern B. Lilleby (55) have been elected members of Norsk Hydro ASA's Board of Directors.

Fredagsvik, process operator in Hydro, and Lilleby, maintenance supervisor in Hydro, replace Geir Nilsen and Ragnar Fritsvold as two of the Board's three employee-elected representatives.

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